EXHIBIT 99.1

China Liberal Education Holdings Limited Signs Letter of Intent with Aiways

BEIJING, September 16, 2022 /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (the “Company,” “ListCo” or “our”), a China-based company that provides smart campus solutions and other educational services, today announced that it has entered into a non-binding letter of intent (“LOI”) with Aiways Holdings Limited (“Aiways”), a global new electric vehicle brand, to acquire all the outstanding equity interest of Aiways (the “Acquisition”).

Pursuant to the proposed terms of the LOI, the Acquisition would value all the equity interests of Aiways at an aggregate amount ranging from US$5.0 billion to US$6.0 billion (or as otherwise agreed by the parties and stipulated in the definitive agreement) (the “Equity Value”), with reference to a valuation of Aiways as appraised by a qualified third-party firm. On the closing date of the Acquisition, all the equity interests of Aiways will be converted into the ordinary shares of ListCo, in each case based on the applicable conversion ratio that will represent an aggregate number of newly issued ListCo’s ordinary shares equal to the Equity Value divided by the volume-weighted average price of ListCo’s ordinary shares as quoted on Nasdaq for a 30 trading-day-period prior to the date of execution of the definitive agreement.

The Company has not entered into a binding agreement with Aiways with respect to the Acquisition. Both parties are currently completing their respective due diligence review of the other party and are continuing to negotiate the terms of a definitive agreement. Accordingly, the Company cannot assure you that it will effect the Acquisition with Aiways or, even if it is able to consummate the Acquisition, that the terms of the Acquisition or any other acquisition transaction so contemplated will be on the terms set forth in the LOI or that the intended benefits of the Acquisition will be fully realized. The Acquisition is also subject to specified conditions precedent that must be satisfied or validly waived, including the receipt of any required regulatory and corporate approvals, including the approval from the Company’s shareholders. The Company cannot assure you that all of the conditions precedent will be satisfied or validly waived in order to consummate the Acquisition. If the conditions precedent are not satisfied or validly waived in a timely manner or at all, the Acquisition may not occur or may be delayed, and the Company may lose some or all of the intended benefits of the proposed Acquisition with Aiways.

About Aiways Holdings Limited

Aiways Holdings Limited is a global new electric vehicle (“NEV”) brand that designs, develops and jointly manufactures smart NEVs. Aiways has designed and engineered smart NEVs to meet the quality and safety requirements in both China and the European Union. Aiways has strategically targeted the underserved mid-price NEV segment, which it believes is a large and fast-growing market in China and Europe with limited NEV model offering relative to the overall large market size. The global Aiways network comprises a highly innovative, digitalized plant in Shangrao (China) with an annual capacity of 150,000 vehicles, an R&D center and a design center in Shanghai (China), and a battery pack factory in Changshu (China) and the European Sales Centre in Munich, Germany. For more information, visit the Company’s website at https://www.ai-ways.com.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company’s website at ir.chinaliberal.com.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or the Company’s future performance, including: our ability to enter into a binding agreement with Aiways regarding the Acquisition; our ability to close the Acquisition; our ability to successfully integrate the newly acquired business; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: the execution of any definitive agreement to effect the proposed Acquisition and the consummation of the transactions contemplated thereunder, including the Acquisition. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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